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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      7      )

ALBANY INTERNATIONAL CORP. (Name of Issuer)
CLASS A COMMON STOCK (Title of Class of Securities)
012 348 108 (CUSIP Number)
J. Spencer Standish, One Schuyler Meadows Rd., Loudonville, NY 12211 (518) 445-2200 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N.A. (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

        Note.    Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP No. 012 348 108	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only) J. S. Standish Company

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☐

(3) SEC Use Only

(4)	Source of Funds* Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization Delaware, USA

NUMBER OF SHARES	(7)	Sole Voting Power 937,249
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power —
PERSON WITH
	(9)	Sole Dispositive Power 937,249

	(10)	Shared Dispositive Power —

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 937,249

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 3.10%

(14)	Type of Reporting Person* CO

SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.    Security and Issuer.

        The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.

ITEM 2.    Identity and Background.

        (a) - (b) This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware. The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet National Bank, 69 State Street, Albany, New York 12201. The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:

Name and Address	Capacity
J. Spencer Standish One Schuyler Meadows Road Lodonville, New York 12211	President, Treasurer & Director
Thomas R. Beecher, Jr. 200 Theater Place Buffalo, New York 14202	Secretary & Director
John C. Standish c/o Albany International Corp. 1373 Broadway Albany, New York 12204	Director
Christine L. Standish c/o Albany International Corp. 1373 Broadway Albany, New York 12204	Director

        The name and address of the holder of all of the outstanding stock of J. S. Standish Company is Fleet National Bank, Trustee u/w John C. Standish, 69 State Street, Albany, New York 12201. J. Spencer Standish has sole voting and dispositive power with respect to such stock.

        (c)   The principal business of J. S. Standish Company is investments. J. Spencer Standish is retired. Prior to 1998, he served as Chairman of the Board of the Company. Thomas R. Beecher, Jr.'s present principal occupation is President of Ballynoe Inc., the principal business of which is investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202. John C. Standish's present principal occupation is Director, PAC Pressing and Process Technology for the Company. He also serves as a Director of the Company. Christine L. Standish's present principal occupation is raising her children. She is also a Director of the Company.

        (d) - (e) During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Thomas R. Beecher, Jr., (iv) John C. Standish, or (v) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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        (f)    Each of J. Spencer Standish, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.

ITEM 3.    Source and Amount of Funds or Other Consideration.

        Of the 937,249 shares of Class A Common Stock beneficially owned by J. S. Standish Company, (a) 868,013 are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock") held directly by J. S. Standish Company and (b) 69,236 are held by the J. S. Standish Company Charitable Remainder Unitrust, of which J. S. Standish Company is a beneficiary. As of March 10, 2002, J. S. Standish Company beneficially owned 3,368,013 shares of Class B Common Stock. Of the shares of Class B Common Stock beneficially owned by J. S. Standish Company at that time, (a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J. S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.) The remainder of the shares had been received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.

        Since the filing date of Amendment No. 6 to Schedule 13D, February 21, 2003, J. S. Standish Company has converted 1,357,517 shares of Class B Common Stock into an equal number of shares of Class A Common Stock. Following such conversions, J. S. Standish Company (a) sold directly 263,700 such shares (b) transferred as gifts 500,000 such shares to charitable foundations and (c) transferred the remaining 593,817 such shares to J. S. Standish Company Charitable Remainder Unitrust. Since such transfers, J. S. Standish Company Charitable Remainder Unitrust has sold 524,581 of such Class A shares, and continues to hold 69,236 such shares. The foregoing, when combined with 868,013 Class B shares still held directly by J. S. Standish Company, results in aggregate current holdings of 937,249 shares of Class A Common Stock (see Item 4 below).

ITEM 4.    Purpose of Transaction.

        During 2002, J. S. Standish Company and the Standish Delta Trust entered into a written plan covering a proposed sale of up to 2.7 million shares of the Company's Common Stock. The Plan was intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

        Pursuant to the terms of the 10b5-1 Plan, entered into with Credit Suisse First Boston Corporation, up to 200,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock could be sold during the period from August 1, 2002 through December 31, 2003, subject to such price, volume, timing and other provisions as specified in the Plan. Shares of Class B Common Stock sold under the Plan would automatically be converted to shares of Class A Common Stock at the time of the sale.

        This plan was terminated in May, 2003 to permit the charitable donation by the J. S. Standish Company of 500,000 Class B shares described in Item 3 above. The Class B shares automatically converted to Class A shares as a result of the transfer. At the same time, the remaining 593,817 Class B shares not sold under the terminated 10b5-1 plan were converted into an equal number of Class A shares and transferred to the J. S. Standish Charitable Remainder Unitrust, as described in Item 3 above. The J. S. Standish Company Charitable Remainder Unitrust, the Standish Delta Trust and Credit Suisse First Boston Corporation entered into a new 10b5-1 plan relating to the 593,817 Class A shares held by the J. S. Standish Company Charitable Remainder Unitrust, as well as the 200,000 shares of Class A Common stock still held by the Standish Delta Trust. The new 10b5-1 plan has a termination date of May 5, 2004, and otherwise has the same terms and conditions as the previously announced 10b5-1 plan.

(Page 4 of 7 Pages)

        Since the initial 10b5-1 Plan was adopted, J. S. Standish Company and the J. S. Standish Company Charitable Remainder Unitrust have, in the aggregate, converted 2,500,000 shares of Class B Common Stock into an equal number of Class A Common Stock, and sold or otherwise transferred 2,430,764 of such Class A shares.

        In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.

ITEM 5.    Interest in Securities of the Issuer.

  (a)

          (1)   As described in the response to Item 3 above, J. S. Standish Company beneficially owns 937,249 shares of Class A Common Stock (3.10% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

          (2)   J. Spencer Standish beneficially owns 2,668,943 shares of Class A Common Stock (8.34% of the Class A Common Stock outstanding) of which (i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vii) 868,013 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company), and (viii) 69,236 shares are held by the J. S. Standish Company Charitable Remainder Unitrust, of which J. S. Standish Company is a beneficiary. These holdings reflect (A) the conversion to Class A, and subsequent sale, of Class B shares held by J. S. Standish Company, as follows: (1) 29,000 shares on February 21, 2003, (2) 12,700 shares on February 24, 2003, (3) 800 shares on March 19, 2003, (4) 9,000 shares on March 20, 2003, (5) 100,000 shares on March 21, 2003, (6) 10,900 shares on April 2, 2003, (7) 1,300 shares on April 7, 2003, (8) 22,300 shares on April 22, 2003, (9) 8,700 shares on April 23, 2003, (10) 69,000 shares on April 24, 2003; (B) the conversion to Class A, and subsequent gift, of Class B shares held by J. S. Standish Company as follows: (1) 200,000 shares on May 1, 2003 and (2) 300,000 shares on May 2, 2003; (C) the conversion to Class A and transfer in May, 2003 to the J. S. Standish Company Charitable Remainder Unitrust of 593,817 Class B shares; (D) the sale of 127,275 of such Class A shares by the J. S. Standish Company Charitable Remainder Unitrust on May 12, 2003; and (E) the sale of 397,306 of such Class A shares by the J. S. Standish Company Charitable Remainder Unitrust on May 19, 2003.

          (3)   Thomas R. Beecher, Jr. beneficially owns 926,892 shares of Class A Common Stock (3.06% of the Class A Common Stock outstanding) of which (i) 10,320 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and

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  investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared voting and investment power with respect to such shares), (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares), and (vi) 69,236 shares are held by the J. S. Standish Company Charitable Remainder Unitrust. (Mr. Beecher is the sole trustee with sole voting and investment power with respect to such shares.)

          (4)   John C. Standish beneficially owns 372,291 shares of Class A Common Stock (1.25% of the Class A Common Stock outstanding) of which (i) 18,480 shares are issuable to him upon the exercise of stock options, exercisable currently or within 60 days, at various exercise prices from $10.5625 to $22.25 per share, (ii) 1,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 789 shares are held in his account in the Company's 401(k) retirement savings and employee stock ownership plans, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares).

          (5)   Christine L. Standish beneficially owns 369,569 shares of Class A Common Stock (1.24% of the Class A Common Stock outstanding) of which (i) 2,708 shares are owned directly, (ii) 12,000 shares are issuable to her upon the exercise of stock options at $15 per share, (iii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iv) 1,839 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company's 401(k) retirement savings and employee stock ownership plans, (v) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares), and (vi) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with respect to such shares).

        (b)   Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

        (c) - (e) Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

ITEM 7.    Material to be filed as Exhibits.

        None.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2003

J. S. STANDISH COMPANY
By:	/s/ J. SPENCER STANDISH J. Spencer Standish President

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  ITEM 1. Security and Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transaction.
  ITEM 5. Interest in Securities of the Issuer.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  ITEM 7. Material to be filed as Exhibits.
SIGNATURE